MARLIN & ASSOCIATES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68471

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marlin & Associates Securities LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 48th Floor
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth B. Marlin   (212) 257-6060

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP

(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200   East Hanover   NJ   07936
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Kenneth B. Marlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marlin & Associates Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTYOM SIVAKOV
Notary Public – State of New York
NO. 01SI6206922
Qualified in Kings County
My Commission Expires Aug 11, 2021

Signature

CEO

Title

Artyom Sivakov 02-28-2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLIN & ASSOCIATES SECURITIES LLC

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Marlin & Associates Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marlin & Associates Securities LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marlin & Associates Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Marlin & Associates Securities LLC's management. Our responsibility is to express an opinion on Marlin & Associates Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marlin & Associates Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Friedman LLP

We have served as Marlin & Associates Securities LLC's auditor since 2009.

East Hanover, New Jersey

February 22, 2018

1

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered.

An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

MARLIN & ASSOCIATES SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	45,560
Due from parent		807,229
Other assets		31,836
	$	884,625

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	$	20,338

Commitments

Member's equity		864,287
	$	884,625

See notes to financial statement

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Marlin & Associates Securities LLC (the "Company") was organized on October 29, 2009, as a limited liability company under the laws of the State of New York and is a wholly owned subsidiary of Marlin & Associates Holding LLC (the "Parent company").

The Company provides merger and acquisition advisory services and also operates as a placement agent specializing in the private placement of securities specifically for middle market companies that are engaged in the fields of digital technology, and healthcare related products and services. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer on August 4, 2010, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated Metropolitan Commuter Transportation Mobility tax return and New York City

MARLIN & ASSOCIATES SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)
Unincorporated Business Tax Return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

2 - RELATED PARTY TRANSACTIONS

The Company maintains an intercompany account with the Parent which had a balance of $807,229 as of the year-end.

3 - COMMITMENTS

Compensation agreements
The Company has employment and independent contractor agreements with certain individuals that are executed in the normal course of business specifying terms for determining earned fees in connection with various transactions.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2017, the Company had net capital of $25,222 which exceeded requirements by $20,222. The ratio of aggregate indebtedness to net capital was 0.81 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).